[redacted]

08030460

TES
IGE COMMISSION
20549

BB 3/6

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SEC FILE NUMBER
8-38021

RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Global Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 W Jackson Blvd 4th Fl
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine LeServe — (312) 795-7978
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Christine LeServe , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements pertaining to the firm of Rosenthal Global Securities L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Christine LeSe
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Rosenthal Global Securities L.L.C.

Statement of Financial Condition

December 31, 2007

[illegible] information pursuant to rule [illegible]
under the Securities Exchange Act of 1934

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Members of
Rosenthal Global Securities L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Global Securities L.L.C. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Global Securities L.L.C. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 28, 2008

Rosenthal Global Securities L.L.C.

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	14,009,588
Securities purchased under agreements to resell		5,566,391,580
Securities owned ($4,680,356,657 pledged)		5,279,410,363
Receivable from clearing brokers		432,216,752
Other assets		1,283,096
Total assets	$	11,293,311,379
Liabilities and Members' Equity		
Liabilities		
Securities sold under agreements to repurchase	$	5,137,657,853
Securities sold, not yet purchased		5,521,336,305
Payable to clearing brokers		609,352,905
Payable to traders		7,084,531
Accounts payable and accrued expenses		865,950
Total		11,276,297,544
Members' equity		17,013,835
Total liabilities and members' equity	$	11,293,311,379

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rosenthal Global Securities L.L.C. (the Company), a 99.99 percent fully guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the Parent), is a registered government securities broker-dealer and futures commission merchant engaged in the business of buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. The Company also buys and sells corporate equity securities.

The Company clears its U.S. Government securities and derivative transactions through its Parent, a clearing member of the Fixed Income Clearing Corporation and various commodity exchanges. Corporate equity security transactions are cleared through another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and sold, not yet purchased are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Agreements—The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (or resale agreements) and sales of securities sold under agreements to repurchase (repurchase agreements). Substantially all such transactions are entered into on a matched basis utilizing the same collateral and are accounted for as collateralized financing transactions. These transactions are carried at their contracted resale or repurchase amounts as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivable, and obtains additional collateral where appropriate.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Foreign Exchange Transactions—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses resulting from foreign currency transactions are included in trading gains and losses, net.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact of FIN 48 on the Company's financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for the Company for interim and annual reporting for the year ending December 31, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurements attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company for the interim and annual reporting for the year ending December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159, if any, on the Company's financial position, results of operations and cash flows.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2007 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 5,277,422,238	$ 5,518,712,550
Equity securities	1,988,125	2,623,755
Total	$ 5,279,410,363	$ 5,521,336,305

Note 4 Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2007 consists of:

	Receivables	Payables
Correspondent accounts	$ 13,667,844	$ -
Net payable to broker-dealers for unsettled securities transactions		265,827,340
Securities failed-to-deliver/receive	418,548,908	343,525,565
Total	$ 432,216,752	$ 609,352,905

Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 5 Related-Party Transactions

During the year ended December 31, 2007, the Company paid its Parent for clearing and access services. The Company also incurred usage charges paid to the Parent for margin deposited at the Fixed Income Clearing Corporation and certain exchanges.

At December 31, 2007, receivable from clearing brokers includes $9,924,028 due from the Parent.

Certain expenses of the Company, including office space, information technology, communication and administrative services, are paid by the Parent. The Company reimburses the Parent monthly for its share of allocable expenses, and for direct costs incurred. At December 31, 2007, accounts payable and accrued expenses includes $727,185 due to the Parent for such expenses.

Eligible employees of the Company may participate in the 401(k) plan of the Parent.

Note 6 Collateral

Resale and repurchase agreements are carried at contract values that are substantially equal to the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements.

At December 31, 2007, the fair value of collateral obtained under resale agreements was approximately $5,282,616,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $287,519,000). The approximate fair value of assets pledged as collateral under repurchase agreements arose from the following:

Securities owned	$ 4,678,369,000
Securities owned that were sold, not yet settled	462,430,000
	$ 5,140,799,000

Note 7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2007.

Credit Risk and Concentration of Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. Repurchase and resale activities are transacted under master repurchase agreements that, in certain circumstances, provide protection in the event of default. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirements (Regulation 1.17) and the National Futures Association (rule 7001). Under the most restrictive of these rules, the Company is required to maintain "net capital" equal to the greater of $500,000, 6-2/3 percent of "aggregate indebtedness," or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirement on all positions, as these terms are defined. Net capital changes from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $5,361,000 and $530,000, respectively. The minimum capital requirements may effectively restrict withdrawals by the members.

END